Exhibit (a)(5)(A)
Attorney Code 34944
IN THE CIRCUIT COURT OF COOK COUNTY, ILLINOIS
COUNTY DEPARTMENT, CHANCERY DIVISION

LABORERS’ LOCAL #231 PENSION PLAN,	)	Case No. 11CH10899
Individually and on Behalf of All Others	)
Similarly Situated,	)	CLASS ACTION
)
Plaintiff,	)	COMPLAINT FOR BREACH OF
	)	FIDUCIARY DUTY
vs.	)
)
RC2 CORPORATION, ROBERT E. DODS,	)
CURTIS W. STOELTING, PETER J.	)
HENSELER, JOHN S. BAKALAR, JOHN J.	)
VOSICKY, PAUL E. PURCELL, THOMAS	)
M. COLLINGER, MICHAEL J. MERRIMAN,	)
JR., LINDA A. HUETT, JOAN K. CHOW,	)
TOMY COMPANY, LTD. and GALAXY	)
DREAM CORPORATION,	)
)
Defendants.	)
)
)

FILED
CH-
MAR 22 2011
DOROTHY BROWN
CLERK OF THE CIRCUIT COURT
OF COOK COUNTY, IL

     Plaintiff Laborers’ Local #231 Pension Fund (“plaintiff”), by its attorneys, individually and on behalf of all others similarly situated, submits this Complaint for Breach of Fiduciary Duty against the herein-named defendants, and upon information and belief, alleges as follows:
SUMMARY OF THE ACTION
     1. This is a direct shareholder class action brought by plaintiff individually and on behalf of the holders of RC2 Corporation (“RC2” or the “Company”) common stock against RC2, the Company’s Board of Directors (the “Board”), and TOMY Company, Ltd. (“TOMY”) arising out of the proposed acquisition of RC2 by TOMY via an all-cash tender offer and second-step merger (the “Proposed Transaction”). In pursuing the Proposed Transaction, each of the herein-named defendants have violated applicable law by directly breaching and/or aiding an abetting breaches of fiduciary duties of loyalty and due care owed to plaintiff and the proposed class.
     2. On March 10, 2011, RC2 and TOMY issued a joint press release announcing that they had entered into a Definitive Merger Agreement (the “Merger Agreement”) pursuant to which TOMY will make a tender offer to acquire at least 90% of the outstanding shares of RC2 for the inadequate price of $27.90 per share, representing an approximate total value of $640 million.
     3. The Proposed Transaction, which has already been approved by the boards of both companies and will not require a shareholder vote if TOMY acquires at least 90% of RC2’s outstanding shares, is expected to close during the second quarter of 2011.
     4. The Proposed Transaction is the product of a fundamentally flawed process that yielded an unfair price and was designed to ensure the acquisition of RC2 by TOMY on terms preferential to TOMY and RC2’s Board members, but detrimental to plaintiff and the other public stockholders of RC2.

     5. Indeed, the $27.90 per share offer consideration substantially undervalues the Company and is merely an attempt by TOMY to acquire RC2 for a bargain price during a temporary downturn in the economy.
     6. Moreover, after consummation of the Proposed Transaction, RC2 officers and directors will continue in their positions as management of the new entity. To be sure, these insider benefits will not be enjoyed by the Company’s public shareholders.
     7. To make matters worse, consummation of the proposed transaction will not require a shareholder vote, and will be automatic if TOMY acquires at least 90% of the outstanding shares of RC2, which also can be accomplished without the cooperation of the Company’s shareholders pursuant to the “Top-Up Option” contained in the Merger Agreement. The Top-Up Option gives TOMY an irrevocable option to purchase unissued shares of the Company, up to one share over 90% of the shares then outstanding, in order to consummate the Proposed Transaction, thus circumventing shareholder approval.
     8. Finally, the Merger Agreement contains certain deal-protection provisions that essentially “lock-up” the deal by: (1) allowing RC2 only 30 days to solicit superior offers; and (2) requiring RC2 to pay TOMY a $20 million termination fee in the event that RC2 terminates the Proposed Transaction in favor of a superior offer, as the Board’s fiduciary duties require (the “Lock-Up Provisions”). These provisions unduly bind the Board to the Proposed Transaction and make it highly unlikely that the Board will fulfill its fiduciary duties in the future without this Court’s intervention.
     9. This action seeks equitable relief only.

JURISDICTION AND VENUE
     10. This Court has jurisdiction over R2 because R2 conducts business in Illinois, as it has at all relevant times been located at 1111 West 22nd Street, Suite 320, Oak Brook, Illinois 60523. This action is not removable.
     11. Venue is proper in this Court because the conduct at issue took place and had an effect in this County, and at least one defendant, John J. Vosicky, is a resident of this County.
PARTIES
     12. Plaintiff Laborers’ Local #231 Pension Fund is, and at all material times was, a shareholder of RC2.
     13. Defendant RC2 is a Delaware corporation with its principal place of business located at 1111 West 22nd Street, Suite 320, Oak Brook, Illinois 60523. RC2 is a leading designer, producer, and marketer of a broad range of innovative, high-quality products for mothers, infants and toddlers, as well as toys and collectible products sold to preschoolers, youths and adults. RC2 is publicly traded on the NASDAQ stock exchange under the stock ticker “RCRC.”
     14. Defendant Robert E. Dods (“Dods”) is, and at all material times was, Chairman of the Board and a director of RC2.
     15. Defendant Curtis W. Stoelting (“Stoelting”) is, and at all material times was, Chief Executive Officer (“CEO”) and a director of RC2.
     16. Defendant Peter J. Henseler (“Henseler”) is, and at all material times was, President and a director of RC2.
     17. Defendant John S. Bakalar (“Bakalar”) is, and at all material times was, a director of RC2.
     18. Defendant John J. Vosicky (“Vosicky”) is, and at all material times was, a director of RC2.

     19. Defendant Paul E. Purcell (“Purcell”) is, and at all material times was, a director of RC2.
     20. Defendant Thomas M. Collinger (“Collinger”) is, and at all material times was, a director of RC2.
     21. Defendant Michael J. Merriman, Jr. (“Merriman”) is, and at all material times was, a director of RC2.
     22. Defendant Linda A. Huett (“Huett”) is, and at all material times was, a director of RC2.
     23. Defendant Joan K. Chow (“Chow”) is, and at all material times was, a director of RC2.
     24. The defendants identified in ¶¶14-23 above are sometimes collectively referred to herein as the “Individual Defendants.”
     25. Defendant TOMY is a Japan-based company mainly engaged in the design, development, manufacture and sale of toys.
     26. Defendant Galaxy Dream Corporation is a wholly owned subsidiary of TOMY, and a vehicle through which the defendants seek to effectuate the Proposed Transaction.
     27. Defendants TOMY and Galaxy Dream Corporation are collectively referred to herein as “TOMY.”
CLASS ACTION ALLEGATIONS
     28. Plaintiff brings this action on its own behalf and as a class action on behalf of all holders of RC2 stock who are being and will be harmed by defendants’ actions described below (the “Class”). Excluded from the Class are defendants herein and any person, firm, trust, corporation, or other entity related to or affiliated with any defendants.

     29. This action is properly maintainable as a class action under 735 Ill. Comp. Stat. 5/2-801.
     30. The Class is so numerous that joinder of all members is impracticable. According to the Company’s latest annual report filed with the U.S. Securities and Exchange Commission (“SEC”), as of February 22, 2011, there were over 21 million shares of common stock outstanding. These shares are held by hundreds, if not thousands, of beneficial holders.
     31. There are questions of law and fact which are common to the Class and which predominate over questions affecting solely individual Class members. The common questions include, inter alia, the following:
          (a) whether the Individual Defendants have breached their fiduciary duties of undivided loyalty, independence, or due care with respect to plaintiff and the other members of the Class in connection with the Proposed Transaction;
          (b) whether the Individual Defendants have breached their fiduciary duty to secure and obtain the best price reasonable under the circumstances for the benefit of plaintiff and the other members of the Class in connection with the Proposed Transaction;
          (c) whether the Individual Defendants have breached any of their other fiduciary duties to plaintiff and the other members of the Class in connection with the Proposed Transaction, including the duties of good faith, diligence, honesty and fair dealing;
          (d) whether the Individual Defendants, in bad faith and for improper motives, have impeded or erected barriers to discourage other strategic alternatives, including offers from interested parties for the Company or its assets;
          (e) whether plaintiff and the other members of the Class would be irreparably harmed were the transactions complained of herein consummated; and

          (f) whether RC2 and TOMY are aiding and abetting the wrongful acts of the Individual Defendants.
     32. Plaintiff’s claims are typical of the claims of the other members of the Class and plaintiff does not have any interests adverse to the Class.
     33. Plaintiff is an adequate representative of the Class, has retained competent counsel experienced in litigation of this nature, and will fairly and adequately protect the interests of the Class.
     34. The prosecution of separate actions by individual members of the Class would create a risk of inconsistent or varying adjudications with respect to individual members of the Class which would establish incompatible standards of conduct for the party opposing the Class.
     35. Plaintiff anticipates that there will be no difficulty in the management of this litigation. A class action is superior to other available methods for the fair and efficient adjudication of this controversy.
     36. Defendants have acted on grounds generally applicable to the Class with respect to the matters complained of herein, thereby making appropriate the relief sought herein with respect to the Class as a whole.
THE INDIVIDUAL DEFENDANTS’ FIDUCIARY DUTIES
     37. Under applicable law, in any situation where the directors of a publicly traded corporation undertake a transaction that will result in either: (i) a change in corporate control; or (ii) a break up of the corporation’s assets, the directors have an affirmative fiduciary obligation to obtain the highest value reasonably available for the corporation’s shareholders, and if such transaction will result in a change of corporate control, the shareholders are entitled to receive a significant premium. To diligently comply with these duties, the directors and/or officers may not take any action that:

          (a) adversely affects the value provided to the corporation’s shareholders;
          (b) will discourage or inhibit alternative offers to purchase control of the corporation or its assets;
          (c) contractually prohibits them from complying with their fiduciary duties;
          (d) will otherwise adversely affect their duty to search and secure the best value reasonably available under the circumstances for the corporation’s shareholders; and/or
          (e) will provide the directors and/or officers with preferential treatment at the expense of, or separate from, the public shareholders.
     38. In accordance with their duties of loyalty and good faith, the Individual Defendants, as directors and/or officers of RC2, are obligated under applicable law to refrain from:
          (a) participating in any transaction where the directors’ or officers’ loyalties are divided;
          (b) participating in any transaction where the directors or officers receive, or are entitled to receive, a personal financial benefit not equally shared by the public shareholders of the corporation; and/or
          (c) unjustly enriching themselves at the expense or to the detriment of the public shareholders.
     39. Defendants are also obliged to honor their duty of candor to RC2’s shareholders by, inter alia, providing all material information to the shareholders regarding a scenario in which they are asked to vote their shares. This duty of candor ensures that shareholders have all information that will enable them to make informed, rational and intelligent decisions about whether to vote their shares.
     40. Because the Individual Defendants are knowingly or recklessly breaching their duties of loyalty, good faith and independence in connection with the Proposed Transaction, the burden of proving the inherent or entire fairness of the Proposed Transaction, including all aspects of its negotiation, structure, price and terms, is placed upon defendants as a matter of law.
FACTUAL ALLEGATIONS
The Company Is Poised for Success
     41. RC2 is a leading designer, producer and marketer of a broad range of innovative, high-quality products for mothers, infants and toddlers, as well as toys and collectible products sold to preschoolers, youths and adults.
     42. As reflected in its stock price, RC2 has been on a steady incline since May 2009, weathering the economic turmoil of recent years. Indeed, RC2’s stock price rose from $15.81 per share on March 9, 2010 to $21.93 per share on March 9, 2011, reflecting a 38.7% increase in 12 months:
     43. All indications are that RC2 is poised for continued growth and will soon surpass the Proposed Transaction consideration of $27.90 per share.
     44. To be sure, even though the Company’s earnings growth rates over the past 5 years has declined by -9.1%, in contrast to the industry standard growth rate of 1.6%, analysts predict that

RC2 will experience earnings growth rates of 32.40% in 2011 and 15.70% into 2012, significantly more than the industry as a whole:1

EARNINGS GROWTH RATES
	Last 5 Years	FY 2011	FY 2012	Next 5 Years	11 P/E

Company	-9.10%	+32.40%	+15.70%	NA	14.70

Industry	+1.60%	+3.30%	+8.80%	+11.60%	21.90

S&P 500	-3.00%	+46.80%	+11.10%	NA	15.60
     45. Indeed, on April 21, 2010, RC2 announced its results for first quarter 2010:
RC2 Reports Improved Results for First Quarter 2010
and Maintains 2010 Financial Outlook
•	Positive prior year comparisons in net sales, gross margin, operating and net income

•	Strong balance sheet with positive cash flow from operations

•	Transition on track for preschool, youth and adult products category including the launch of Chuggington die-cast products during the first quarter

•	Consumer spending trends appear to be improving
     ... RC2 Corporation, today announced its results for the first quarter ended March 31, 2010. The Company reported net income for the first quarter 2010 of $3.4 million, or $0.15 per diluted share, compared with $1.8 million, or $0.10 per diluted share for the first quarter 2009. Net sales for the first quarter 2010 increased by 2.1% to $88.1 million compared with net sales of $86.3 million for the first quarter a year ago. Favorable fluctuations in foreign currency exchange rates increased 2010 first quarter consolidated net sales by approximately 4%.
     The 2010 first quarter gross margin increased to 44.0% as compared with 40.2% in the prior year first quarter primarily due to favorable product mix, lower input costs and favorable foreign currency exchange rates. Selling, general and administrative expenses increased to $32.6 million, or 37.0% of net sales, in the first quarter 2010, as compared with $29.7 million, or 34.4% of net sales, in the first quarter 2009, primarily due to increases in variable selling and other related costs, as well as increased marketing and legal expenses.

[1]	Available at http://moneycentral.msn.com/investor/invsub/analyst/earnest.asp?Page =EarningsGrowthRates&Symbol=rcrc (last visited Mar. 22, 2011).

     Operating income increased to $6.0 million in the first quarter 2010, from $4.8 million in the first quarter 2009. Other expense, net decreased to less than $0.1 million during the first quarter 2010, from $0.7 million in the year ago period, primarily as a result of favorable currency transactions.
     As of March 31, 2010, the Company had cash and cash equivalent balances of $101.0 million, outstanding term debt of $41.3 million and no borrowings under its $70.0 million line of credit. During the first quarter of 2010, the Company generated over $12 million in cash flow from operations.
     46. On July 20, 2010, RC2 announced its results for second quarter 2010:
RC2 Reports Results for Second Quarter 2010;
Increases Lower-end of Expected 2010 Earnings Range
•	Positive quarterly prior year comparisons in gross margin and net income

•	Positive YTD prior year comparisons in net sales, gross margin, operating income and net income

•	Net sales in mother, infant and toddler products category up 5% for the quarter

•	Transition on track for preschool, youth and adult products category with strong initial consumer sales for new Chuggington and Dinosaur Train product lines
     ... RC2 Corporation, today announced its results for the second quarter and six months ended June 30, 2010. The Company reported net income for the second quarter 2010 of $3.8 million, or $0.17 per diluted share, compared with $3.3 million, or $0.19 per diluted share, for the second quarter 2009. The Company reported net income for the six months ended June 30, 2010, of $7.2 million, or $0.33 per diluted share, compared with $5.1 million, or $0.29 per diluted share for the six months ended June 30, 2009.
     Net sales for the second quarter 2010 decreased by 1.1% to $86.1 million compared with net sales of $87.0 million for the second quarter a year ago. Net sales for the six months ended June 30, 2010, increased by 0.5% to $174.2 million compared with net sales of $173.3 million for the six months ended June 30, 2009. Favorable fluctuations in foreign currency exchange rates increased the 2010 second quarter and six months consolidated net sales by approximately 2% and 3%, respectively.
     Second Quarter Results
     The 2010 second quarter gross margin increased slightly to 42.5% as compared with 42.2% in the prior year second quarter primarily due to favorable inventory absorption and benefits from eliminating low-margin and low-volume items, partially offset by unfavorable product mix and increased promotional allowances. Selling, general and administrative expenses increased slightly to $30.3 million, or 35.2% of net sales, in the second quarter 2010, as compared with $30.1 million, or 34.6% of net sales, in the second quarter 2009, primarily due to increases in marketing expenses offset by lower variable selling costs.
     Operating income decreased to $6.0 million in the second quarter 2010, from $6.4 million in the second quarter 2009. The effective tax rate was 28.4% in the second quarter 2010, compared with 37.9% in the second quarter 2009. The second quarter 2010 effective rate was favorably impacted principally by the reversal of certain contingent tax reserves related to the results of a federal income tax audit completed during the quarter, the total of which positively affected second quarter fully diluted earnings per share by $0.01.
     First Half Results
     The first half 2010 gross margin increased to 43.3%, as compared with 41.2% in the prior year first half primarily due to lower input costs and favorable foreign currency exchange rates, partially offset by unfavorable product mix. Selling, general and administrative expenses increased to $62.9 million, or 36.1% of net sales, in the first half 2010, as compared with $59.8 million, or 34.5% of net sales, in the first half 2009, primarily due to increases in variable selling related costs, as well as increased marketing and legal expenses. Operating income increased to $11.9 million in the first half 2010, from $11.2 million in the first half 2009. The effective tax rate declined to 33.9% in the first half 2010, from 38.5% in the first half 2009, primarily due to differences in discrete items, the reversal of certain contingent tax reserves related to the results of a federal income tax audit completed during the second quarter and lower estimated full year tax rate recognition.
     Cash and Outstanding Debt
     As of June 30, 2010, the Company had cash and cash equivalent balances of $94.7 million, outstanding term debt of $41.3 million and no borrowings under its $70.0 million line of credit. During the first half of 2010, the Company generated over $8.4 million in cash flow from operations.
     Commentary
     Curt Stoelting, CEO of RC2 commented, “Second quarter sales reflected steady overall consumer spending and continued conservative retailer ordering. For the quarter, our international sales increased 12.8% due to strong international growth in the mother, infant and toddler products category, shipments of Chuggington train-play+ products and favorable foreign currency exchange rates.
     “Net sales in our mother, infant and toddler products category increased by 5.4% in the second quarter due to increases in The First Years® care and gear product lines and Lamaze infant development toys. We continue to invest in our mother, infant and toddler products business, which represents approximately 44% of our total annual net sales, and expect continued future growth in this category.

     “Net sales in our preschool, youth and adult products category decreased 8.2% in the second quarter due to declines in the discontinued Take Along Thomas & Friends die-cast product line. Excluding the impact on net sales from discontinued product lines of $8.3 million in the second quarter, net sales in this category increased by 16.3% due to increases from Chuggington diecast, Thomas & Friends Early Engineers™ and Dinosaur Train product lines. We are seeing very positive initial results for our new product lines and believe that the 2010 transition in our preschool, youth and adult category is on track.
     “As expected, gross margin declined in the second quarter of 2010 compared with the first quarter of 2010. Raw materials and freight costs are at levels higher than in 2009. These higher input costs, along with China labor and currency inflation, continue to put pressure on our margins. We remain committed to our ongoing cost reduction efforts and continue to eliminate low-volume and low-margin items. We expect that these efforts and future price increases will help to offset input cost increases.
     Stoelting concluded, “We are pleased with our first half results but continue to plan for a challenging economic environment. We remain focused on our long-term strategic goals, which include both organic growth and growth through acquisition. Our strong financial position, our experienced, proven management team and our multi-category product portfolio provide us with the opportunity to continue to deliver solid results in 2010 during our preschool product line transitions, while building toward higher levels of sustainable growth in 2011 and beyond.”
     47. On October 19, 2010, RC2 announced its results for third quarter 2010:
RC2 Reports Results for Third Quarter 2010;
Reaffirms Full Year Outlook
     • Positive quarterly and year-to-date consolidated net sales comparisons
     • Net sales in mother, infant and toddler products category up 13%, including 6% organic growth
     • Preschool, youth and adult products category transition on track — net sales down 4% but up 19% from continuing product lines
     • Gross margins negatively impacted by infant sleep positioners product charges, unfavorable product costs and sales mix, increased promotional allowances and transportation costs
     ... RC2 Corporation, today announced its results for the third quarter and nine months ended September 30, 2010. The Company reported net income for the third quarter 2010 of $12.4 million, or $0.56 per diluted share, compared with $13.6 million, or $0.66 per diluted share, for the third quarter 2009. Excluding the impact of retailer product returns, inventory charges and costs related to infant sleep positioners and acquisition-related costs, net income was $13.9 million, or $0.63 per diluted share, for the third quarter 2010. The Company reported net income for the nine months ended September 30, 2010, of $19.6 million, or $0.89 per diluted share, compared with $18.7 million, or $1.01 per diluted share, for the nine months ended September 30, 2009. Excluding the impact of retailer product returns, inventory charges and costs related to infant sleep positioners and acquisition-related costs, net income was $21.1 million, or $0.96 per diluted share, for the nine months ended September 30, 2010.
     Net sales for the third quarter 2010 increased by 2.0% to $129.0 million compared with net sales of $126.5 million for the third quarter a year ago. Net sales for the nine months ended September 30, 2010, increased by l.l% to $303.2 million compared with net sales of $299.8 million for the nine months ended September 30, 2009. Favorable fluctuations in foreign currency exchange rates increased the 2010 nine month consolidated net sales by approximately 1.5%, but had no significant impact on third quarter consolidated net sales.
*     *     *
     Third Quarter Results
     The 2010 third quarter gross margin decreased to 41.4%, as compared with 46.4% in the prior year third quarter, of which infant sleep positioners retailer product returns and inventory charges reduced gross margin by 1.2 percentage points. The remaining gross margin decrease was primarily due to unfavorable product cost and sales mix, as well as increased promotional allowances and transportation costs. Selling, general and administrative expenses decreased to $34.7 million, or 27.0% of net sales, in the third quarter 2010, as compared with $36.8 million, or 29.1% of net sales, in the third quarter 2009, primarily due to lower royalty and other variable costs.
     Operating income decreased to $18.2 million in the third quarter 2010, from $21.8 million in the third quarter 2009. Operating income for the third quarter of 2010 includes $2.0 million of retailer product returns, inventory charges and costs related to infant sleep positioners, as well as $0.3 million of acquisition-related costs. The effective tax rate was 33.4% in the third quarter 2010, compared with 36.7% in the third quarter 2009. The third quarter 2009 effective rate was unfavorably impacted principally by non-deductible discrete tax items.
     Year-to-date Results
     Gross margin decreased to 42.5% for the nine months ended September 30, 2010, as compared with 43.4% in the nine months ended September 30, 2009, of which infant sleep positioners retailer product returns and inventory charges decreased gross margin by 0.5 percentage points. The remaining gross margin decrease was primarily due to unfavorable product cost and sales mix, as well as increased promotional allowances and transportation costs. Selling, general and administrative expenses increased to $97.7 million, or 32.2% of net sales, in the nine months ended September 30, 2010, as compared with $96.6 million, or 32.2% of net sales, in the nine months ended September 30, 2009, primarily due to increased marketing and legal expenses, partially offset by lower royalty costs.

     Operating income decreased to $30.1 million in the nine months ended September 30, 2010, from $33.0 million in the nine months ended September 30, 2009. Operating income for the nine months ended September 30, 2010, includes $2.0 million of retailer product returns, inventory charges and costs related to infant sleep positioners, as well as $0.3 million of acquisition-related costs. The effective tax rate declined to 33.6% in the nine months ended September 30, 2010, from 37.2% in the nine months ended September 30, 2009, primarily due to the prior year tax rate being unfavorably impacted by non-deductible discrete tax items and lower 2010 estimated full year tax rate recognition.
     JJ Cole® Collections
     On August 4, 2010, the Company completed the acquisition of substantially all of the assets of JJ Cole Collections, a privately-held, developer and marketer of mother, infant and toddler stylized travel, storage, comfort and convenience products. The Company funded the acquisition with approximately $41 million from its existing cash. JJ Cole Collections’ senior management has retained approximately 9% carry-over ownership.
     Cash and Outstanding Debt
     As of September 30, 2010, the Company had cash and cash equivalent balances of $49.2 million, outstanding term debt of $41.3 million and no borrowings under its $70.0 million line of credit. During the nine months ended September 30, 2010, the Company generated over $4.0 million in cash flow from operations.
     Commentary
     Curt Stoelting, CEO of RC2 commented, “Third quarter sales reflected strong organic growth in our continuing product lines, initial contributions from our recent JJ Cole Collections acquisition and continued international sales growth. For the quarter, our international sales increased 18.7% due to strong growth in the mother, infant and toddler (MIT) products category and shipments of our new Chuggington train-play+ Die-cast and Interactive products lines. During the quarter, we also announced that we are launching Chuggington Die-cast in the U.S. exclusively at Toys “R” Us for the 2010 holiday season.
     “Net sales in our MIT products category increased by 13.4% in the third quarter due to increases in The First Years® feeding and gear product lines and Lamaze infant development toys, as well as the acquisition of JJ Cole Collections. Excluding sales from the acquisition, our MIT sales grew organically by over 6%. We continue to invest in our MIT products business, which on an annualized pro forma basis now represents nearly 50% of our total annual net sales, and we expect continued growth in this category.
     “Net sales in our preschool, youth and adult products category decreased 4.3% in the third quarter due to declines in the discontinued Take Along Thomas & Friends die-cast product line. Excluding the impact on net sales from discontinued product lines of $16.2 million in the third quarter, net sales in this category were up

19.4%, due to increases from the Chuggington, Dinosaur Train and Thomas & Friends Early Engineers™ product lines. We are seeing very positive overall results for our new product lines and are pleased with our year-to-date preschool, youth and adult products category transition.
     “As expected, gross margin declined in the third quarter of 2010 compared with the prior year and with the first half of 2010. Higher input costs including ocean transportation costs, along with China labor and currency inflation, continue to put pressure on our margins. We remain focused on reducing costs and eliminating low-volume and low-margin items. These efforts and future price increases should help offset input cost increases.
     Stoelting concluded, “We are pleased with our nine months results and believe we are well positioned for success for the important upcoming holiday season. We remain focused on our long-term strategic goals, which include both organic growth and growth through acquisitions. Our strong financial position, our experienced, proven management team and our multi-category product portfolio provide us with the opportunity to continue to deliver solid results in 2010 during our preschool product line transition, while building toward higher levels of sustainable growth in 2011 and beyond.”
     Financial Outlook
     Sales and profits are dependent on a number of factors including the ongoing success and expansion of our product lines, successful introductions of new products and product lines, and retention of key licenses. Other key factors include the impact of foreign currency, seasonality, overall economic conditions, including consumer retail spending and shifts in the timing of that spending, and the timing and level of retailer orders. The Company continues to expect that diluted earnings per share for full year 2010 will be in the range of approximately $1.45 to $1.50, which includes the impact of the JJ Cole Collections acquisition, but excludes the impact of transaction and integration costs, and the impact of retailer product returns, inventory charges and costs related to infant sleep positioners.
     48. Then, on February 15, 2011, RC2 announced its results for fourth quarter and full year 2010:
RC2 Reports Solid 2010 Fourth Quarter and Full Year Results;
Provides Preliminary Outlook for 2011
•	Positive quarterly and full year net sales, operating income and net income comparisons

•	Fourth quarter net sales in mother, infant and toddler products category increase 11% benefiting from the JJ Cole® Collections acquisition

•	Preschool, youth and adult products category transition nearly complete; fourth quarter net sales down 3%, up 23% from continuing product lines

•	Gross margins negatively impacted by higher product costs, unfavorable sales mix, increased retail promotional allowances

•	JJ Cole Collections logistics, back office integration complete

•	Chuggington train play Die-cast and Interactive product lines successfully launched
     ... RC2 Corporation, today announced its results for the fourth quarter and year ended December 31, 2010. The Company reported net income for the fourth quarter 2010 of $10.1 million, or $0.45 per diluted share, compared with $8.3 million, or $0.38 per diluted share, for the fourth quarter 2009. Excluding the impact of costs related to a litigation settlement regarding pre-acquisition Learning Curve intellectual property and JJ Cole acquisition and integration costs, net income was $10.9 million, or $0.49 per diluted share, for the fourth quarter 2010, as compared with $9.4 million, or $0.43 per diluted share, for the fourth quarter 2009, which excludes the impact of impairment charges.
     The Company reported net income for the year ended December 31, 2010, of $29.7 million, or $1.34 per diluted share, compared with $27.0 million, or $1.39 per diluted share, for the year ended December 31, 2009. Excluding the impact of retailer product returns, inventory charges and costs related to infant sleep positioners, JJ Cole acquisition and integration costs and costs related to a litigation settlement regarding pre-acquisition Learning Curve intellectual property, net income was $32.0 million, or $1.45 per diluted share, for the year ended December 31, 2010, as compared with $28.1 million, or $1.45 per diluted share, for the year ended December 31, 2009, which excludes the impact of impairment charges.
     Net sales for the fourth quarter 2010 increased by 2.3% to $124.2 million compared with net sales of $121.3 million for the fourth quarter a year ago. Net sales for the year ended December 31, 2010, increased by 1.5% to $427.3 million compared with net sales of $421.1 million for the year ended December 31, 2009. Favorable fluctuations in foreign currency exchange rates increased the 2010 full year consolidated net sales by approximately 1%, but had no significant impact on fourth quarter consolidated net sales.
     Fourth Quarter Results
     During the fourth quarter 2010, the Company incurred costs of $1.1 million in connection with a litigation settlement related to certain of its Learning Curve subsidiary’s intellectual property from before the 2003 acquisition. Additionally, the Company incurred costs of $0.2 million primarily related to the successful integration of its JJ Cole subsidiary’s logistics and back office operations. These costs are included in the Company’s selling, general and administrative expenses for the fourth quarter 2010.
     The 2010 fourth quarter gross margin decreased to 41.9%, as compared with 45.4% in the prior year fourth quarter. The decrease in gross margin was primarily due to higher product cost and unfavorable sales mix, as well as increased retail promotional allowances and higher transportation costs. Selling, general and administrative expenses decreased to $36.6 million, or 29.5% of net sales, in the fourth quarter 2010, as compared with $40.9 million, or 33.7% of net sales, in the fourth quarter 2009, primarily due to lower royalty, stock based compensation and other variable costs partially offset by the litigation related charges and JJ Cole integration costs.
     Operating income increased to $14.8 million in the fourth quarter 2010, from $11.7 million in the fourth quarter 2009. Operating income for the fourth quarter of 2009 includes $2.4 million of impairment charges. The effective tax rate was 31.1% in the fourth quarter 2010, compared with 23.4% in the fourth quarter 2009. Although the fourth quarter 2010 and 2009 effective tax rates were both favorably impacted principally by a favorable mix of taxable income in lower tax jurisdictions, the effective tax rate in 2009 also benefited from favorable discrete tax items which did not recur in 2010.
     Full Year 2010 Results
     Gross margin decreased to 42.3% for the year ended December 31, 2010, as compared with 44.0% in the year ended December 31, 2009, of which infant sleep positioners retailer product returns and inventory charges decreased 2010 gross margin by 0.4 percentage points. The remaining gross margin decrease was primarily due to higher product cost and unfavorable sales mix, as well as increased retail promotional allowances and higher transportation costs. Selling, general and administrative expenses decreased to $134.3 million, or 31.4% of net sales, in the year ended December 31, 2010, as compared with $137.4 million, or 32.6% of net sales, in the year ended December 31, 2009, primarily due to lower royalty and other variable costs partially offset by increased distribution, marketing and legal expenses.
     Operating income increased slightly to $44.9 million in the year ended December 31, 2010, from $44.7 million in the year ended December 31, 2009. Operating income for the year ended December 31, 2010, includes $2.0 million of retailer product returns, inventory charges and costs related to infant sleep positioners, as well as $1.6 million of acquisition and integration costs related to its JJ Cole subsidiary and costs related to a litigation settlement regarding certain preacquisition Learning Curve intellectual property. Operating income for the year ended December 31, 2009, includes $2.4 million of impairment charges.
     Cash and Outstanding Debt
     As of December 31, 2010, the Company had cash and cash equivalent balances of $58.8 million, outstanding term debt of $41.3 million and no borrowings under its $70.0 million line of credit.
     Commentary
     Curt Stoelting, CEO of RC2 commented, “Despite soft retailer ordering in North America throughout much of December, fourth quarter sales reflected strong organic growth in our continuing preschool, youth and adult (PYA) products category, contributions in the mother, infant and toddler (MIT) products category from our recent JJ Cole Collections acquisition and continued expansion in international markets. For the quarter and full year, our international sales increased 6.5% and 14.7%, respectively, due to strong growth in the MIT products category and the successful launch of our new Chuggington train-play+ Die-cast and Interactive products lines. During the quarter, we also successfully launched Chuggington Die-cast in the U.S. providing consumers a sneak peak of the multiple product line launches planned for 2011.
     “Net sales in our MIT products category increased by 10.9% in the fourth quarter and by 6.6% for the full year due to organic growth in The First Years® gear product lines and Lamaze infant development toys as well as contributions from the acquisition of JJ Cole Collections. We continue to invest in new innovative feeding, care, gear, soft goods and play products and expect continued growth in the MIT products category in 2011.
     “Net sales in our PYA products category decreased 2.8% in the fourth quarter due to the discontinued Thomas & Friends die-cast product line. Excluding the impact of the decrease in net sales from discontinued product lines of $16.0 million in the fourth quarter, net sales in this category were up 23.4%, due to increases from our new Chuggington and Dinosaur Train product lines. For the year, our PYA products category decreased by 2.5%. However, we grew PYA net sales from continuing product lines by 19.1% due to our new product line launches as well as positive results from our Ertl® and Thomas & Friends Wooden Railway product lines. With the full U.S. launch of our Chuggington product lines coupled with additional product line and geographic expansion of Chuggington internationally, we expect strong 2011 growth in the PYA products category.
     “As expected, gross margin declined in the fourth quarter of 2010 compared with the prior year. Higher input costs including ocean transportation costs, along with China labor and currency inflation, continue to pressure our margins. Also, new product launches resulted in higher retail promotional allowances which reduced our net sales and margins. We remain focused on supply chain efficiencies and on eliminating low-volume and low-margin items. In addition, we are strategically working with our customers to implement 2011 price increases.
     “During 2010 we continued to reduce our operating expenses. Our team members continued to generate significant annualized cost savings, much of which we reinvested to market our key brands and new product lines. We expect that 2011 sales will benefit from our increased marketing focus.”
     Stoelting concluded, “We are pleased with our results during the 2010 transition and believe we are well positioned for success in 2011 and beyond. We remain focused on our long-term strategic goals, which include both organic growth and strategic acquisitions. Our strong balance sheet and cash flow, our experienced, proven management team and our multi-category product portfolio provide us with the opportunity in 2011 to deliver sustainable growth in both our PYA and MIT product categories.”

     Preliminary 2011 Financial Outlook
     Sales and profits are dependent on a number of factors including the on-going success and expansion of our product lines, successful introductions of new products and product lines, pricing for our products, and retention of retail shelf space and key licenses. Other key factors include the impact of foreign currency, seasonality, overall economic conditions, including consumer retail spending and shifts in the timing of that spending, and the timing and level of retailer orders. The Company’s preliminary outlook for diluted earnings per share for full year 2011 ranges from $1.80 to $1.95. The Company expects that first quarter 2011 sales and profit as compared with first quarter 2010 will be hampered by continued soft retailer ordering and the impact of the $9.5 million discontinued product lines sell-off in first quarter 2010.
Defendants Announce the Proposed Transaction
     49. Despite the Company’s impressive performance over the past year and its promising outlook, on March 10, 2011, defendants announced the unfair Proposed Transaction:
TOMY Company, Ltd. Agrees to Acquire RC2 Corporation
for US$27.90 per Share in Cash
•	US$640 million transaction strengthens global reach

•	Leverages complementary global distribution networks

•	Expands brand portfolio and strengthens product development capabilities
     ... TOMY COMPANY, LTD. (“Tomy”), a Japan based leading global toy and infant products company and RC2 Corporation (“RC2”), a U.S. based leading designer, producer and marketer of a broad range of innovative, high-quality toys and infant products, today announced that they have entered into a definitive agreement pursuant to which Tomy will acquire RC2 through an all-cash tender offer and second-step merger valued at approximately US$640 million.
     The transaction was approved by the Board of Directors of Tomy. RC2’s Board of Directors has also approved the agreement and recommended that RC2’s stockholders tender their shares to Tomy pursuant to the offer. Tomy, through a U.S. subsidiary, will make an offer to purchase all outstanding shares of RC2 common stock for US$27.90 per share. The tender offer price represents a 30.9% premium to RC2’s average closing stock price over the three-month period ended March 9, 2011, and a 27.2% premium over the closing price of RC2’s common stock on March 9, 2011. The tender offer is scheduled to commence in 10 business days and is expected to close during the second quarter of 2011. The tender offer is subject to certain customary conditions, including the tender of a majority of the outstanding shares of RC2’s common stock on a fully-diluted basis. The transaction is not conditioned on financing. Following completion of the tender offer, Tomy will acquire the remaining outstanding shares of RC2’s common stock for US$27.90 per share through a second-step merger.
     The transaction will strengthen both companies and create a global platform to drive further growth from existing owned and licensed brands as well as launch new global brands and product lines, ultimately delivering significant benefits to consumers, customers and employees. The combined companies will benefit from a more diversified product portfolio, greater leverage of Tomy’s extensive R&D, sourcing and manufacturing network and greater access to the U.S. and Japan, two of the world’s largest toy and juvenile product markets. RC2’s brands will continue to be managed by the current leadership team who are expected to drive future development of the business.
     Kantaro Tomiyama, President & CEO of Tomy commented, “This merger further enables Tomy to move towards our goal of increasing our global profile adding significant additional business in North America and Europe, creating a stronger global platform for future growth. We have known and admired RC2’s excellent team and their achievements over their 22-year history, and look forward to their contribution to our combined group. The operational fit and future growth prospects make this an excellent transaction for our customers, employees and shareholders.”
     Curt Stoelting, Chief Executive Officer of RC2, added, “This is an exciting day for all of us at RC2 and we couldn’t be more pleased to be joining forces with the team at Tomy. First and foremost, I would like to thank our talented management and team members, our licensing partners, our customers, and our loyal consumers who have helped build RC2 into a leading mother, infant, toddler, preschool, youth and adult products company. Our management team together with Tomy’s looks forward to expanding our existing product lines, developing additional new brands and product categories and increasing our global reach to better serve our licensing partners, customers and consumers.”
     RC2’s mother, infant, toddler and preschool products are primarily marketed under its Learning Curve® family of brands, which includes The First Years®, Lamaze® and JJ Cole® Collections brands, as well as popular and classic licensed properties such as Thomas & Friends, Bob the Builder, Special Agent Oso, Chuggington, Dinosaur Train, John Deere, Disney’s Winnie the Pooh, Princesses, Cars, Fairies and Toy Story, Ziploc and other well-known properties. RC2 markets its youth and adult products primarily under the Johnny Lightning® and Ertl® brands. RC2 reaches its target consumers through multiple channels of distribution throughout North America, Europe, Australia, Asia Pacific and South America.
     Tomy is Japan’s largest global toy and children’s merchandise company with 25 subsidiaries and affiliated companies worldwide. This transaction is consistent with Tomy’s strategic roadmap revealed in 2008 targeting re-engineering and globalization as keys for success during the period of FY2009 through FY2012. Acquiring RC2 allows Tomy to better leverage its leading position in Japan by expanding globally and increasing its geographic diversification. Tomy is already among the top five traditional toy companies in the world and has gained prominence in the U.S. toy market since the 1970s with the establishment of Tomy Corporation in 1973. RC2’s market-leading position will not only complement and strengthen Tomy’s existing U.S. business, but will also form one of the strategic pillars of Tomy’s global business platform.
     Under the terms of the merger agreement, RC2 may solicit acquisition proposals from third parties for a period of 30 calendar days continuing through April 9, 2011, subject to extension for an additional 15 calendar days in limited circumstances. It is not anticipated that any developments will be disclosed with regard to this process unless RC2’s Board of Directors decides to accept a superior proposal or to require Tomy to extend the offer in connection with a potential superior proposal in the limited circumstances provided in the merger agreement. The merger agreement provides Tomy with a customary right to match a superior proposal. There are no guarantees that this process will result in an alternative transaction.
     BofA Merrill Lynch is acting as exclusive financial adviser to Tomy, while Skadden, Arps, Slate, Meagher & Flom LLP and Nishimura & Asahi are acting as legal advisers for Tomy with regard to the transaction. Robert W. Baird & Co. is acting as exclusive financial adviser to RC2 and ReinhartBoerner Van Deuren s.c. is acting as its legal adviser.
     50. TOMY’s offered consideration of $27.90 per share substantially undervalues RC2, and is merely an attempt by TOMY to acquire RC2 at a bargain price during a temporary downturn in the economy. Indeed. RC2’s stock traded at $24.00 as early as October 14, 2010.
     51. In light of RC2’s impressive performance over the past year, RC2 is in a position where it can effectively bargain in order to receive higher bids for the Company, as the directors’ fiduciary duties demand.
     52. The Proposed Transaction, if consummated, will likely result in RC2’s shareholders losing their equity stake in the Company at below the Company’s true value. Unless enjoined by this Court, defendants will continue to breach and/or aid the breaches of fiduciary duties owed to plaintiff and the Class, and may consummate the Proposed Transaction, which will deprive Class members of their fair share of RC2’s valuable assets and businesses to the irreparable harm of the Class.

     53. Moreover, after consummation of the Proposed Transaction, RC2 officers and directors will continue in their positions as management of the new entity. To be sure, these insider benefits will not be enjoyed by the Company’s public shareholders.
     54. To make matters worse, consummation of the Proposed Transaction will not require a shareholder vote, and will be automatic if TOMY acquires at least 90% of the outstanding shares of RC2, which also can be accomplished without the cooperation of the Company’s shareholders pursuant to the “Top-Up Option” contained in the Merger Agreement. The Top-Up Option gives TOMY an irrevocable option to purchase unissued shares of the Company, up to one share over 90% of the shares then outstanding, in order to consummate the Proposed Transaction, thus circumventing shareholder approval.
     55. Finally, the Merger Agreement contains certain deal-protection provisions that essentially “lock-up” the deal by: (1) allowing RC2 only 30 days to solicit superior offers; and (2) requiring RC2 to pay TOMY a $20 million termination fee in the event that RC2 terminates the Proposed Transaction in favor of a superior offer, as the Board’s fiduciary duties require. These Lock-Up Provisions unduly bind the Board to the Proposed Transaction and make it highly unlikely that the Board will fulfill its fiduciary duties in the future without this Court’s intervention.
     56. Plaintiff and the other members of the Class have no adequate remedy at law.
FIRST CAUSE OF ACTION
Claim for Breach of Fiduciary Duties
Against the Individual Defendants
     57. Plaintiff repeats and realleges each allegation set forth herein.
     58. Defendants have knowingly and recklessly and in bad faith violated fiduciary duties of care, loyalty, good faith, and independence owed to the public shareholders of RC2 and have acted to put the interests of TOMY ahead of the interests of RC2’s shareholders.

     59. By the acts, transactions and courses of conduct alleged herein, defendants, individually and acting as a part of a common plan, knowingly or recklessly and in bad faith are attempting to unfairly deprive plaintiff and other members of the Class of the true value of their investment in RC2.
     60. As demonstrated by the allegations above, defendants knowingly or recklessly failed to exercise the care required, and breached their duties of loyalty, good faith and independence owed to the shareholders of RC2 because, among other reasons, they failed to:
          (a) fully inform themselves of the market value of RC2 before entering into the agreement for the Proposed Transaction;
          (b) act in the best interests of the public shareholders of RC2 common stock;
          (c) maximize shareholder value;
          (d) obtain the best financial and other terms when the Company’s independent existence will be materially altered by the Proposed Transaction; and
          (e) act in accordance with their fundamental duties of good faith, due care and loyalty.
     61. By reason of the foregoing acts, practices and course of conduct, defendants have knowingly or recklessly and in bad faith failed to exercise ordinary care and diligence in the exercise of their fiduciary obligations toward plaintiff and the other members of the Class.
     62. Unless enjoined by this Court, defendants will continue to knowingly or recklessly and in bad faith breach their fiduciary duties owed to plaintiff and the Class, and may consummate the Proposed Transaction, which will exclude the Class from the maximized value they are entitled to, all to the irreparable harm of the Class.

     63. As a result of defendants’ unlawful actions, plaintiff and the other members of the Class will be irreparably harmed in that they will not receive the real value of their equity ownership of the Company.
     64. Plaintiff and the other members of the Class have an inadequate remedy at law. Only through the exercise of this Court’s equitable powers can plaintiff and the Class be fully protected from the immediate and irreparable injury which defendants’ actions threaten to inflict.
     65. Plaintiff seeks to obtain a non-pecuniary benefit for the Class in the form of injunctive relief against the Individual Defendants. Plaintiffs counsel are entitled to recover their reasonable attorneys’ fees and expenses as a result of the conference of a non-pecuniary benefit on behalf of the Class, and will seek an award of such fees and expenses at the appropriate time.
SECOND CAUSE OF ACTION
Aiding and Abetting the Individual Defendants’ Breach of Fiduciary Duty
Against Defendants RC2 and TOMY
     66. Plaintiff repeats and realleges each allegation set forth herein.
     67. Defendants RC2 and TOMY are sued herein as an aiders and abettors of the breaches of fiduciary duties outlined above by the Individual Defendants, as members of the Board of RC2.
     68. The Individual Defendants breached their fiduciary duties of good faith, loyalty and due care to RC2’s shareholders by failing to:
          (a) fully inform themselves of the market value of RC2 before entering into the Proposed Transaction;
          (b) act in the best interests of the public shareholders of RC2 common stock;
          (c) maximize shareholder value;
          (d) obtain the best financial and other terms when the Company’s independent existence will be materially altered by the Proposed Transaction; and

          (e) act in accordance with their fundamental duties of good faith, due care and loyalty.
     69. Such breaches of fiduciary duties could not and would not have occurred but for the conduct of defendants RC2 and TOMY, which, therefore, aided and abetted such breaches via entering into the Merger Agreement.
     70. Defendants RC2 and TOMY had knowledge that they were aiding and abetting the Individual Defendants’ breach of their fiduciary duties to RC2’s shareholders.
     71. Defendants RC2 and TOMY rendered substantial assistance to the Individual Defendants in their breach of their fiduciary duties to RC2’s shareholders.
     72. As a result of the conduct of defendants RC2 and TOMY of aiding and abetting the Individual Defendants’ breaches of fiduciary duties, plaintiff and the other members of the Class have been and will be damaged in that they have been and will be prevented from obtaining a fair price for their shares.
     73. As a result of the unlawful actions of defendants RC2 and TOMY, plaintiff and the other members of the Class will be irreparably harmed in that they will not receive fair value for RC2’s assets and business, and will be prevented from obtaining the real value of their equity ownership in the Company. Unless the actions of defendants RC2 and TOMY are enjoined by the Court, they will continue to aid and abet the Individual Defendants’ breaches of their fiduciary duties owed to plaintiff and the other members of the Class, and will aid and abet a process that inhibits the maximization of shareholder value and the disclosure of material information.
     74. Plaintiff and the other members of the Class have no adequate remedy at law.
     75. Plaintiff seeks to obtain a non-pecuniary benefit for the Class in the form of injunctive relief against defendants RC2 and TOMY. Plaintiff’s counsel are entitled to recover their reasonable attorneys’ fees and expenses as a result of the conference of a non-pecuniary benefit on behalf of the Class, and will seek an award of such fees and expenses at the appropriate time.
PRAYER FOR RELIEF
     WHEREFORE, plaintiff demands injunctive relief, in its favor and in favor of the Class and against defendants as follows:
     A. Declaring that this action is properly maintainable as a class action;
     B. Declaring and decreeing that the Merger Agreement was entered into in breach of the fiduciary duties of defendants and is therefore unlawful and unenforceable;
     C. Enjoining defendants, their agents, counsel, employees, and all persons acting in concert with them from finalizing and consummating the Proposed Transaction, unless and until the Company adopts and implements a procedure or process to: (i) obtain the highest possible value for shareholders; and (ii) provide all material disclosures to shareholders with which they are able to make informed decisions about whether to vote in favor of the Proposed Transaction;
     D. Directing the Individual Defendants to exercise their fiduciary duties to obtain a transaction which is in the best interests of RC2’s shareholders until the process for the sale or auction of the Company is completed and the highest possible value is obtained;
     E. Rescinding, to the extent already implemented, the Merger Agreement or any of the terms thereof;
     F. Implementation of a constructive trust, in favor of plaintiff, upon any benefits improperly received by defendants as a result of their wrongful conduct;
     G. Awarding plaintiff the costs and disbursements of this action, including reasonable attorneys’ and experts’ fees; and
     H. Granting such other and further equitable relief as this Court may deem just and proper.

DATED: March 22, 2011	LASKY & RIFKIND, LTD.
LEIGH R. LASKY
NORMAN RIFKIND
AMELIA S. NEWTON

350 North LaSalle Street, Suite 1320
Chicago, IL 60654
Telephone: 312/634-0057
312/634-0059 (fax)

ROBBINS GELLER RUDMAN
& DOWD LLP
RANDALL J. BARON
A. RICK ATWOOD, JR.
DAVID T. WISSBROECKER
655 West Broadway, Suite 1900
San Diego, CA 92101
Telephone: 619/231-1058
619/231-7423 (fax)

ROBBINS GELLER RUDMAN
& DOWD LLP
STUART A. DAVIDSON
CULLIN A. O’BRIEN
East Palmetto Park Road, Suite 500
Boca Raton, FL 33432
Telephone: 561/750-3000
561/750-3364 (fax)

CAVANAGH & O’HARA
MICHAEL O’HARA
407 East Adams Street
Springfield, IL 62701
Telephone: 217/544-1771
217/544-9894 (fax)

Attorneys for Plaintiff